Exhibit 99.9

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Penn West Energy Trust

Suite 2200, 425 - 1st Street S.W.

Calgary, Alberta T2P 3L8

2.                                      Date of Material Change:

April 16, 2006

3.                                      News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on April 16, 2006 and would have been received by the securities commissions where Penn West is a “reporting issuer” and the stock exchanges on which the securities of Penn West are listed and posted for trading in the normal course of their dissemination.

4.                                      Summary of Material Change:

Penn West Energy Trust (“Penn West”), Penn West Petroleum Ltd. (“PWPL”), Petrofund Energy Trust (“Petrofund”) and Petrofund Corp. (“PC”) entered into an agreement dated April 16, 2006 (the “Arrangement Agreement”) with respect to a proposed transaction to combine Penn West and Petrofund and to form a new public exploration focused company (“ExploreCo”).

5.                                      Full Description of Material Change:

The Arrangement and the Arrangement Agreement

Penn West, PWPL, Petrofund and PC have entered into the Arrangement Agreement pursuant to which Penn West and Petrofund will combine to form the largest conventional oil and gas trust in North America and a public exploration-focused company, ExploreCo, which will have assets from both Penn West and Petrofund.

The merger will be carried out pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) (the “ABCA”). Pursuant to the Arrangement holders of trust units of Petrofund (“Petrofund Units”) will receive for each Petrofund Unit 0.6 of a trust unit of Penn West (“Penn West Units”).

Holders of Penn West Units and Petrofund Units will also receive, as a separate distribution, common shares of ExploreCo (“ExploreCo Shares”) on the basis of 0.20 of an ExploreCo Share for each Penn West Unit and 0.12 of an ExploreCo Share for each Petrofund Unit.

Holders of Petrofund Units will also receive a one-time special distribution of $1.00 per Petrofund Unit, payable to holders of Petrofund Units immediately prior to the closing of the Arrangement.

It is also intended that the Arrangement will be structured: (i)  to allow the holders of the Petrofund Units (“Petrofund Unitholders”) to receive Penn West Units on a tax-deferred basis for Canadian and United States income tax purposes; and (ii) to qualify for the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended.

A joint information circular detailing the Arrangement is anticipated to be mailed to holders of Penn West Units (“Penn West Unitholders”) and Petrofund Unitholders by May 26, 2006 for meetings expected to take place in late June, 2006. Closing of the Arrangement is expected to take place on June 30, 2006. Penn West has agreed to use its reasonable commercial efforts to effect the listing of the Penn West Units on either the New York Stock Exchange or the American Stock Exchange.

The Arrangement will require the approval of at least two-thirds of the votes cast by each of the Penn West Unitholders and the Petrofund Unitholders, voting at the respective meetings of Penn West and Petrofund. Implementation of the Arrangement will also require the satisfaction of several conditions set forth in the Arrangement Agreement, including the approval of the Court of Queen’s Bench of Alberta and receipt of necessary regulatory approvals.

The boards of directors of PWPL and PC have unanimously approved the Arrangement and approved the Arrangement Agreement, have unanimously determined that the Arrangement is in the best interests of Penn West and the Penn West Unitholders and Petrofund and the Petrofund Unitholders, respectively, and, based on the opinion of their financial advisors, have each unanimously determined that the Arrangement is fair, from a financial point of view, to their respective unitholders and have resolved unanimously to recommend approval of the Arrangement by their respective unitholders.

Scotia Capital Inc. is acting as financial advisor to Penn West and CIBC World Markets Inc. is acting as financial advisor to Petrofund with respect to the Arrangement and have provided verbal fairness opinions to the boards of directors of PWPL and PC. BMO Nesbitt Burns Inc., RBC Capital Markets and TD Securities Inc. are acting as strategic advisors to Penn West. FirstEnergy Capital Corp., GMP Securities L.P. and Tristone Capital Inc. are acting as strategic advisors to Petrofund.

If the closing of the Arrangement proceeds as planned, Petrofund Unitholders will receive their first $0.34 monthly distribution effective with the July 2006 Penn West distribution, payable on or about August 15, 2006. To align payment dates of the two trusts, a special $0.10 per unit distribution adjustment will be paid to the Petrofund Unitholders in addition to the $1.00 special distribution.

Non-Solicitation Provisions

Pursuant to the Arrangement Agreement, each of Penn West and Petrofund agreed not to, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)                                     solicit, facilitate, initiate or encourage any Acquisition Proposal which is defined in the Arrangement Agreement to mean, with respect to Penn West or Petrofund, any inquiry or the making of any proposal to such party or its unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (1) an acquisition from such party or its unitholders of any securities of such party (other than on exercise of currently outstanding Penn West rights to acquire Penn West Units or Petrofund rights to acquire Petrofund Units, as applicable) or its subsidiaries; (2) any acquisition of a substantial amount of assets of such party or its subsidiaries; (3) an amalgamation, arrangement, merger, or consolidation involving such party or its subsidiaries; (4) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party or its subsidiaries; or (5) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party under the Arrangement Agreement or the Arrangement;

(ii)                                  enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)                               waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)                              accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each party and its officers, directors and advisers may:

(v)                                 enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality agreement between Petrofund and Penn West dated February 24, 2006 (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

(A)                              the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party (as hereinafter defined) than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator or manager of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable

Laws and the constating documents of the Receiving Party (a “Superior Proposal”); and

(B)                                prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party’s questions with respect thereto; or

(vi)                              comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)                           accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and such party complies with its obligations and terminates the Arrangement Agreement in accordance with the Arrangement Agreement, and concurrently therewith pays the termination fee as contemplated therein to the other party.

Each party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Arrangement

Agreement and the Arrangement to provide that the holders of the Penn West Units or Petrofund Units, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Petrofund Damages Event

If at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)                                  the board of directors of PWPL has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Petrofund or shall have resolved to do so prior to the effective date of the Arrangement ;

(b)                                 a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Penn West Unitholders or to Penn West and has not expired or been withdrawn at the time of the meeting of Penn West Unitholders to consider the Arrangement, and the Penn West Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval in the manner contemplated in the Arrangement Agreement;

(c)                                  Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)                                 Penn West is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Petrofund (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006); or

(e)                                  Penn West is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Petrofund (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006),

(each of the above being a “Petrofund Damages Event”), then in the event of the termination of the Arrangement Agreement in accordance with its terms, Penn West shall pay to Petrofund at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Petrofund, an amount (the “Petrofund Termination Fee”) determined as follows:

(a)                                  if the Petrofund Termination Fee becomes payable as a result of a Petrofund Damages Event described in (a), (c) or (d) directly above, the Petrofund Termination Fee shall be

$70 million and shall be paid within one business day of the occurrence of such Petrofund Damages Event;

(b)                                 if the Petrofund Termination Fee becomes payable as a result of the Petrofund Damages Event described in (b) directly above:

(A)                              if the Acquisition Proposal described above, an amended version thereof or another Acquisition Proposal is consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Petrofund Termination Fee shall be $70 million and shall be paid concurrently with such consummation; or

(B)                                if the Acquisition Proposal described above, an amended version thereof or another Acquisition Proposal is not consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Petrofund Termination Fee shall be $10 million and shall be paid upon the expiry of such six month period; and

(c)                                  if the sole reason that the Petrofund Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated by the Arrangement Agreement the Petrofund Termination Fee shall be $10 million and shall be paid within one business day of the occurrence of such Petrofund Damages Event.

Following a Petrofund Damages Event but prior to payment of the applicable Petrofund Termination Fee, Penn West shall be deemed to hold such applicable Petrofund Termination Fee in trust for Petrofund.

Penn West Damages Event

If at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)                                  the board of directors of PC has withdrawn or changed any of its recommendations or determinations referred to in the Arrangement Agreement in a manner adverse to Penn West or shall have resolved to do so prior to the effective date of the Arrangement;

(b)                                 a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Petrofund Unitholders or to Petrofund and has not expired or been withdrawn at the time of the meeting of the Petrofund Unitholders to consider the Arrangement, and the Petrofund Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval in the manner contemplated in this Agreement;

(c)                                  Petrofund accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)                                 Petrofund is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change with respect to Petrofund or materially impedes the completion of the Arrangement, and Petrofund fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006); or

(e)                                  Petrofund is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change with respect to Petrofund or materially impedes the completion of the Arrangement, and Petrofund fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006),

(each of the above being a “Penn West Damages Event”), then in the event of the termination of the Arrangement Agreement in accordance with its terms, Petrofund shall pay to Penn West at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Penn West an amount (the “Penn West Termination Fee”) determined as follows:

(a)                                  if the Penn West Termination Fee becomes payable as a result of a Penn West Damages Event described in (a), (c) or (d) directly above, the Penn West Termination Fee shall be $70 million and shall be paid within one business day after the occurrence of such Penn West Damages Event;

(b)                                 if the Penn West Termination Fee becomes payable as a result of the Penn West Damages Event described in (b) directly above:

(A)                              if the Acquisition Proposal described above, an amended version thereof or another Acquisition Proposal is consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Penn West Termination Fee shall be $70 million and shall be paid concurrently with such consummation; or

(B)                                if the Acquisition Proposal described above, an amended version thereof or another Acquisition Proposal is not consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Penn West Termination Fee shall be $10 million and shall be paid upon the expiry of such six month period; and

(c)                                  if the sole reason that the Penn West Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated by the Arrangement Agreement the Penn West Termination Fee shall be $10 million and shall be paid within one business day after the occurrence of such Penn West Damages Event.

Following a Penn West Damages Event but prior to payment of the applicable Penn West Termination Fee, Petrofund shall be deemed to hold such applicable Penn West Termination Fee in trust for Penn West.

Termination

The Arrangement Agreement may be terminated at any time prior to the effective date of the Arrangement:

(a)                                  by mutual written consent of Penn West and Petrofund;

(b)                                 if the conditions set forth in the Arrangement Agreement in favour of Penn West and Petrofund are not, as applicable, satisfied, complied with or waived;

(c)                                  by Penn West upon the occurrence of a Penn West Damages Event provided that if the Penn West Damages Event is that the board of directors of PC has withdrawn or changed any of its recommendations or determinations referred to in the Arrangement Agreement in a manner adverse to Penn West or shall have resolved to do so prior to the effective date of the Arrangement, the Arrangement Agreement may not be terminated by Penn West unless Petrofund Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)                                 by Petrofund upon the occurrence of a Petrofund Damages Event provided that if the Petrofund Damages Event is that the board of directors of PWPL has withdrawn or changed any of its recommendations or determinations referred to in the Arrangement Agreement in a manner adverse to Petrofund or shall have resolved to do so prior to the effective date of the Arrangement, the Arrangement Agreement may not be terminated by Petrofund unless the Penn West Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)                                  by Penn West, in the event that Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Penn West has complied with its obligations set forth in the Arrangement Agreement and concurrently pays to Petrofund the applicable Petrofund Termination Fee; and

(f)                                    by Petrofund, in the event that Petrofund accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Petrofund has complied with its obligations set forth in the Arrangement Agreement and concurrently pays to Penn West the applicable Penn West Termination Fee.

In the event of the termination of the Arrangement Agreement in the circumstances set out in paragraphs (a) through (f) above, the Arrangement Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party hereunder except with limited exceptions.

Governance

After completion of the Arrangement, Penn West will continue to be led by Mr. William E. Andrew as President and Chief Executive Officer and David W. Middleton as Executive Vice President and Chief Operating Officer. Subject to the approval of Penn West’s Unitholders, John A. Brussa will lead the board of directors of Penn West as Chairman. Other directors to be nominated for Penn West’s board include William E. Andrew, James C. Smith, George H. Brookman, Murray R. Nunns and Thomas E. Phillips from Penn West’s current board and Jeffery E. Errico, James E. Allard and Frank Potter from Petrofund’s board.

ExploreCo

ExploreCo will be a new public exploration focused company led by Jeffrey Newcommon, as President and Chief Executive Officer, and Glen Fisher, as Chief Operating Officer.

Under the Arrangement, it is anticipated that Exploreco will have initial production in the range of 1,500 to 2,000 boe/d and a significant undeveloped land base. The Exploreco Board of Directors will include Jeffery Errico, as Executive Chairman, William Andrew, and other members to be named at a later date.

It is also anticipated that in conjunction with the closing of the Arrangement, ExploreCo will seek a listing on the Toronto Stock Exchange.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

For further information, contact William E. Andrew, President and Chief Executive Officer by telephone at (403) 777-2502.

9.                                      Date of Report:

April 24, 2006